Exhibit 99.3

NICE to Showcase Enhanced NICE Inform and NG 9-1-1 Solutions at the
APCO International 78th Annual Conference & Expo

NICE will also highlight various advanced applications for integrating multimedia data and boosting
PSAP performance and efficiency

RUTHERFORD, New Jersey, August 16, 2012, NICE Systems (NASDAQ: NICE) today announced that it will be showcasing for the first time its new release of NICE Inform in its booth (#1013) at the APCO International 78th Annual Conference & Expo. A Next Generation 9-1-1 solution, NICE Inform ensures that Public Safety Answering Points (PSAPs) will be ready to address the challenge of capturing multiple types of emergency correspondence whether in the form of voice, text, telematics, or video. The event will take place on August 19-22 at the Minneapolis Convention Center in Minneapolis, Minnesota.

Using NICE Inform to import third party video into incident timelines, and combining this with other multimedia data, PSAPs can now reconstruct an incident in a more comprehensive manner, seeing and hearing the event exactly as it happened. For example, in a robbery investigation, it becomes possible to build a chronological audio-visual incident timeline using multiple eyewitness 9-1-1 calls, various on-scene video surveillance clips, cell phone video, radio recordings, CAD screens, and in-car video of police officers pursuing a suspect. This capability can be used in the same manner by security operations, for example at banks and airports, as well.

NICE will also highlight various solutions that address the growing needs of PSAPs to consolidate more diverse forms of multimedia:

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NICE will present its call center optimization solutions, including quality assurance, workforce management, and call analytics. With larger sites handling new types of 9-1-1 calls, new skill sets are required. NICE’s call center optimization solutions help PSAPs plan and manage resources to ensure that the right telecommunicator with the right expertise will be on the line when citizens need help.

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NG 9-1-1 systems, specifically those based on broadband, will give future PSAPs access to additional information sources such as city-wide surveillance, License Plate Recognition (LPR), weather systems, and Hazardous Material data. NICE will demonstrate how its situation management solution, NICE Situator, can amalgamate this information to give dispatchers broader situational awareness of incidents so that they can coordinate more effective emergency responses. For example, a dispatcher could access live video feed from a camera on a street where a crime is in progress.

As PSAPs adopt IP infrastructure and technology at a record pace, terms such as “hosted solutions” and “cloud computing” are becoming part of the public safety lexicon. On August 22 at 9:15 a.m., NICE will participate in an APCO panel discussion on “Hosted Solutions for Public Safety.” The session will explore the pros and cons of hosted solutions and provide information to help PSAPs determine whether hosting makes sense for them. The panel will be moderated by Richard Juth, Statewide Communications Coordinator for the Minnesota Department of Public Safety, and will feature speakers from the San Francisco Department of Emergency Management, Solacom, INdigital telecom, and NICE.

“Next Generation 9-1-1 is now starting to move from the drawing board to reality, and as it does, PSAPs will have access to many new information sources through shared IP networks,” said Guy Yaniv, General Manager, Surveillance Solutions Division at NICE. “Through our open, cloud-based solutions, NICE is able to help PSAPs leverage shared resources and technology to the fullest, and transform data from all of these sources into insight for decisive action.”

NICE will also host an awards ceremony at its booth, recognizing the 2012 PSAPs’ Finest Director, Line Supervisor, Technician, and Telecommunicator of the year. This will take place on August 20 at 11:30 a.m.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.